Exhibit 2.2

CONFIDENTIAL

PURCHASE AND SALE AGREEMENT

by and among

AMNEAL PHARMACEUTICALS LLC,

GEMINI LABORATORIES, LLC,

THE PERSONS SIGNATORY HERETO AS SELLERS

AND

THE SELLERS’ REPRESENTATIVE

Dated as of May 7, 2018

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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Appendices

Appendix A             Definitions

Schedules

Schedule A-1           Pre-Closing Total Interests

Schedule A-2           Interests Sold at Closing

Schedule A-3           Post-Closing Ownership

Schedule B               Pro-Rata Share

Exhibits

Exhibit A                 Form Seller Note

Exhibit B                 Form of Restated Operating Agreement

Exhibit C                 Closing Working Capital Worksheet

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement, dated as of May 7, 2018 (this “Agreement”), by and among (i) Amneal Pharmaceuticals LLC, a Delaware limited liability company (the “Buyer”), (ii) Gemini Laboratories, LLC, a Delaware limited liability company (the “Acquired Company” or “Gemini”), (iii) each of the persons designated on the signature pages hereto as Sellers (each a “Seller” and, collectively, the “Sellers”), and (iv) Vikram Patel, solely in his capacity as the Sellers’ Representative.

RECITALS

WHEREAS, each Seller owns the outstanding equity interests of the Acquired Company set forth opposite such Seller’s name on Schedule A-1 hereto, which constitute all of the outstanding Equity Interests of the Acquired Company (the “Total Interests”); and

WHEREAS, the Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, upon the terms and conditions set forth in this Agreement, ninety-eight (98%) of the Total Interests held by the Sellers at the Closing on a pro rata basis in the amounts set forth opposite such Seller’s name on Schedule A-2 hereto (the “Interests”), such that following the Closing Buyer and each Seller shall own all of the Equity Interests of the Acquired Company in the amounts set forth opposite such Person’s name on Schedule A-3 hereto (the “Transactions”).

NOW THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. Capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A hereto.

ARTICLE II

PURCHASE AND SALE

Section 2.1    Purchase and Sale of the Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller will sell, transfer and deliver to the Buyer, and the Buyer will purchase from each Seller, all of the Interests held by each such Seller free and clear of all Liens. The aggregate purchase price for the Interests is an amount equal to U.S. $40,000,000.00, subject to adjustment pursuant to Section 2.5(a)(ii) (the “Base Purchase Price”) plus promissory notes with the aggregate principal amount equal to $77,200,000.00 (the “Aggregate Note Amount”) in the form attached hereto as Exhibit A (the “Seller Note”) and plus the Closing Cash Amount (the Base Purchase Price as adjusted, the “Purchase Price”). The Purchase Price will be paid as provided in Section 2.3.

Section 2.2    Closing. The closing of the Transactions (the “Closing”) shall take place remotely via the exchange of documents and release of signatures on May 7, 2018, or, if agreed to by the Buyer and the Sellers’ Representative in writing, the first Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing); provided, further that the Closing shall be deemed to occur and be effective at 12:01 A.M., local time in the State of New Jersey, on the Closing Date. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.”

Section 2.3    Transactions to be Effected at the Closing.

(a)    At the Closing, the Buyer will:

(i)    pay the Closing Payment, subject to any adjustment pursuant to Section 2.5(a)(ii), to the Sellers’ Representative (by wire transfer of immediately available funds in U.S. dollars to an account specified by the Sellers’ Representative to the Buyer no later than the Business Day prior to the Closing);

(ii)    deliver to the Sellers’ Representative, for the benefit of the Sellers, the Seller Note, duly executed by the Buyer, in the principal amount equal to the Aggregate Note Amount, with each such Seller entitled to that portion of the principal amount equal to the amount set forth opposite such Seller’s name on Schedule B (each such Seller’s amount as compared to the aggregate principal under all Sellers Notes, expressed as a percentage, is hereinafter referred to as each “Pro-Rata Share”);

(iii)    deliver to the Sellers all other documents, instruments or certificates required to be delivered by the Buyer at or prior to the Closing pursuant to Section 7.2 of this Agreement.

(b)    At the Closing, each Seller will deliver to the Buyer:

(i)    an instrument of assignment or other instrument of transfer, in a form acceptable to the Buyer, duly executed as necessary by such Seller for transfer and sale of such Interests to the Buyer, free and clear of all Liens;

(ii)    unless otherwise requested by the Buyer, a resignation and release from each officer of the Acquired Company and a resignation and release from BA Acquisitions, LLC, the sole manager of the Acquired Company; and

(iii)    all other documents, instruments or certificates required to be delivered by such Seller at or prior to the Closing pursuant to Section 7.1 of this Agreement.

(c)    Following receipt of the Closing Payment from the Buyer pursuant to Section 2.3(a)(i), the Sellers’ Representative shall distribute to each Seller an amount equal to such Seller’s Pro-Rata Share multiplied by the Closing Payment. Except for the Buyer’s obligation to remit the Closing Payment pursuant to Section 2.3(a)(i), the Buyer shall have no obligation or liability to the Sellers with respect to the distribution of the Closing Payment under this Section 2.3(c).

Section 2.4    Intentionally Omitted.

Section 2.5    Purchase Price Adjustment.

(a)    Closing Date Purchase Price Adjustment.

(i)    Prior to the Closing Date, the Acquired Company has provided the Buyer with an estimated consolidated balance sheet of the Acquired Company as of the open of business on the Closing Date (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital, derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital”). The Estimated Closing Balance Sheet and Estimated Closing Working Capital shall be prepared by the Acquired Company in accordance with the Accounting Principles.

(ii)    If Estimated Closing Working Capital is less than Target Working Capital, then the Closing Payment payable at Closing shall be decreased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Shortfall”). If Estimated Closing Working Capital is greater than Target Working Capital, then the Closing Payment payable at Closing shall be increased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Excess”). “Target Working Capital” shall be as set forth on the working capital worksheet set forth as Exhibit C to this Agreement (the “Estimated Working Capital Statement”).

(b)    Post-Closing Date Purchase Price Adjustment.

(i)    Following the Closing, the Purchase Price shall be adjusted as provided herein to reflect the difference between Closing Working Capital and Estimated Closing Working Capital.

(ii)    Within thirty (30) days following the Closing Date, the Buyer shall deliver to the Sellers’ Representative a balance sheet of the Acquired Company as of the open of business on the Closing Date (the “Closing Balance Sheet”) and a statement of Closing Working Capital (the “Closing Working Capital Statement”) and a statement of the Closing Cash Amount (the “Closing Cash Statement”), in each case derived from the Closing Balance Sheet. The Closing Balance Sheet, Closing Working Capital Statement and the Closing Cash Statement shall be prepared in accordance with the Accounting Principles. The determination of Closing Working Capital, Closing Cash Amount and the preparation of the Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement will entirely disregard (i) any and all effects on the assets or liabilities of the Acquired Company as a result of the transactions contemplated hereby or of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby, and (ii) any of the plans, transactions, or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Acquired Company or its business or assets, or any facts or circumstances that are unique or particular to Buyer or any of its assets or liabilities. If Buyer does not deliver to Sellers’ Representative within thirty (30) days after the Closing Date the Closing Balance Sheet, Closing Working Capital Statement or the Closing Cash Amount, then the Estimated Closing Balance Sheet, the Estimated Closing Working Capital Statement (and the calculation of Closing Working Capital reflected therein) and the Estimated Closing Cash Amount will be final, conclusive and binding upon all Parties.

(iii)    The Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement (and the computation of Closing Working Capital and the Closing Cash Amount indicated thereon) delivered by the Buyer to the Sellers’ Representative shall be conclusive and binding upon the Parties unless the Sellers’ Representative, within thirty (30) days after delivery to the Sellers’ Representative of the Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement (the “Dispute Period”), notifies the Buyer in writing that the Sellers’ Representative disputes any of the elements or amounts set forth therein that affect the calculation of the Purchase Price (the “Objection Statement”). If the Sellers’ Representative does not deliver an Objection Statement within the Dispute Period, the Closing Balance Sheet, the Working Capital Statement and the Closing Cash Statement shall become final, conclusive and binding upon all Parties. Without limiting Sellers’ right in this Section 2.5, upon request of Sellers’ Representative at any time during the Dispute Period, Buyer shall reasonably promptly deliver to Sellers’ Representative supporting source documents pertaining to the Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement and such other information reasonably requested by Sellers’ Representative. The Parties shall in good faith attempt to resolve any dispute and, if the Parties so resolve all disputes, the Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement (and the computation of Closing Working Capital and Closing Cash Amount indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the Parties. If the Parties do not reach agreement in resolving the dispute within twenty (20) days after receipt of the Objection Statement, the Parties shall submit the dispute to Grant Thornton LLP and, if for any reason such firm is unable to act, to such other nationally recognized independent accounting firm which is mutually agreeable to the Parties (the “Arbiter”) for resolution. Promptly, but no later than twenty (20) days after acceptance of his, her or its appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by the Buyer and the Sellers’ Representative, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Working Capital and the Closing Cash Amount which shall be conclusive and binding on the Parties. All proceedings conducted by the Arbiter shall take place in Somerset County, New Jersey. In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section 2.5 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. Each party will bear its own costs and expenses in connection with the resolution of such dispute by the Arbiter, provided that the fees, costs and expenses of the Arbiter shall be allocated one-half to the Buyer and one-half to the Sellers, jointly and severally.

(iv)    Upon final determination of Closing Working Capital as provided in Section 2.5(b)(iii) above, (A) if Closing Working Capital is greater than Estimated Closing Working Capital by more than $250,000, the Purchase Price shall be increased by the excess of Closing Working Capital over Estimated Closing Working Capital and the Buyer shall promptly, but no later than five (5) business days after such final determination, pay the amount of such difference to the Sellers’ Representative, to be distributed to the Sellers in accordance with their respective Pro-Rata Shares, and (B) if Closing Working Capital is less than Estimated Closing Working Capital by more than $250,000, the Purchase Price shall be decreased by the excess of Estimated Closing Working Capital over Closing Working Capital and the Sellers shall promptly, but no later than five (5) Business Days after such final determination, pay to the Buyer the amount of such difference.

(v)    Upon final determination of Closing Cash Amount as provided in Section 2.5(b)(ii) or Section 2.5(b)(iii) above, shall promptly, but no later than five (5) business days after such final determination, pay the amount of the Closing Cash Amount to the Sellers’ Representative, to be distributed to the Sellers in accordance with their respective Pro-Rata Shares.

Section 2.6    No Withholding. Except as required pursuant to Tax Law, all payments of the Purchase Price shall be made without any deduction or withholding for Taxes.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Except as set forth in the disclosure schedules accompanying this Agreement (collectively, the “Disclosure Schedule”), each of the Sellers, solely with respect to such Seller, severally, but not jointly, represents and warrants to the Buyer as follows:

Section 3.1    Authority and Enforceability. Such Seller has the requisite power and authority to execute and deliver this Agreement and each Related Agreement to which such Seller is a party, to perform his, her or its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by such Seller of this Agreement and each Related Agreement to which such Seller is a party, and the consummation by such Seller of the Transactions has been duly authorized by all necessary action on the part of such Seller, and no other action is necessary on the part of such Seller to authorize this Agreement or any such Related Agreement or to consummate the Transactions. This Agreement and each Related Agreement to which such Seller is a party has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by each other Party, constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

Section 3.2    Noncontravention.

(a)    Except for Permits or Filings set forth in Section 3.2(b) of this Agreement, neither the execution, delivery and performance of this Agreement and each Related Agreement to which such Seller is a party by such Seller, nor the consummation of the Transactions by such Seller, will, with or without the giving of notice or the lapse of time or both, (i) violate any Organizational Document of such Seller, (ii) violate any Law or Order applicable to such Seller, (iii) violate any Contract to which such Seller is a party, (iv) require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Acquired Company or to a loss of any benefit to the Acquired Company is entitled under any provision of any Material Contract or any of the material assets of the Acquired Company or (v) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Acquired Company, except in the case of clauses (ii) through (iv) to the extent that any such violation would not reasonably be expected to have a material adverse effect on such Seller’s ability to perform its obligations hereunder or on any of the assets of the Acquired Company.

(b)    No Permit or Filing is required by such Seller in connection with the execution and delivery of this Agreement and each Related Agreement to which such Seller is a party by such Seller, the performance by such Seller of its obligations hereunder and thereunder, and the consummation by such Seller of the Transactions other than (i) Permits and Filings set forth on Section 3.2(b) of the Disclosure Schedule, (ii) Permits and Filings that have been obtained or made prior to the date hereof and are listed on Section 3.2(b) of the Disclosure Schedule and (iii) Permits and Filings the failure of which to obtain or make would not reasonably be expected to have a material adverse effect on such Seller’s ability to perform his, her or its obligations hereunder or on any of the assets of the Acquired Company.

Section 3.3    Title to Interests. Such Seller is the sole record and beneficial owner of the Interests indicated as being held by such Seller in Schedule A-2, free and clear of all Liens, and such Seller will transfer and deliver to the Buyer at the Closing good, marketable and valid title thereto, free and clear of all Liens. Except for this Agreement, or as set forth on Section 3.3 of the Disclosure Schedule, there are no agreements, arrangements, warrants, options, puts, rights or other commitments, plans or understandings of any character assigned or granted by such Seller or in respect of such Seller’s Interests or to which such Seller is a party or bound or to which such Seller’s Interests are subject relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of any of the Interests or other securities of the Acquired Company.

Section 3.4    Legal Proceedings. Except as set forth on Section 3.4 of the Disclosure Schedule, there are no Legal Proceedings pending or, to the actual knowledge of such Seller after reasonable inquiry, threatened against or otherwise relating to such Seller that (a) challenge or seek to enjoin, alter or materially delay the Transactions or (b) would reasonably be expected to have a material adverse effect on such Seller’s ability to perform his, her or its obligations hereunder.

Section 3.5    Brokers. Except as set forth on Section 3.5 of the Disclosure Schedule, such Seller does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING

TO THE ACQUIRED COMPANY

Except as set forth in the Disclosure Schedule, the Acquired Company represents and warrants to the Buyer as follows:

Section 4.1    Organization and Existence. The Acquired Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full limited liability company power and authority to own or lease its properties and carry on its business in the places where such properties are now owned or leased or such business is now being conducted, except where the absence of such power and authority has not had, and is not reasonably likely to have, a Material Adverse Effect. Each jurisdiction where the Acquired Company is licensed or qualified to do business is listed on Section 4.1 of the Disclosure Schedule.

Section 4.2    Capitalization. The Sellers own all of the outstanding Total Interests of the Acquired Company, in each case, free and clear of all Liens or applicable securities Laws. The Total Interests are the only outstanding Equity Securities of the Acquired Company. The Total Interests have been duly authorized, have been issued in compliance with applicable Laws and are validly issued. There are no outstanding obligations of the Acquired Company to repurchase, redeem or otherwise acquire any of the Interests. Other than the Organizational Documents of the Acquired Company, there are no voting trusts, equityholder agreements, proxies or other agreements or undertakings with respect to the voting, sale or other disposition of any of the Interests. No outstanding options or profits interests (including Class B Units of the Acquired Company, as defined in the Organizational Documents of the Acquired Company) or other Equity Securities of the Acquired Company are outstanding. As of the Closing Date, only Class A Units (as defined in the Organizational Documents of the Acquired Company) of the Acquired Company are outstanding.

Section 4.3    Subsidiaries. The Acquired Company does not own or control, directly or indirectly, any Equity Securities in any other Person other than its wholly-owned Subsidiary set forth on Section 4.3 of the Disclosure Schedule (“Solis”). Solis (a) does not have, nor has it ever had (i) any material assets, or (ii) any Liabilities other than filing fees and legal fees incurred by Solis in connection with its formation in the State of Delaware, (b) has never qualified to do business in any jurisdiction other than the State of Delaware, and (c) has never conducted any business or operations whatsoever or engaged, directly or indirectly, in the ownership, research, development, testing, manufacturing, production, preparation, propagation, compounding, conversion, processing, handling, packaging, labeling, storage, advertising, promotion, pricing, marketing, possession, use, importing, exporting, warehousing, sale and/or distribution of any product or service.

Section 4.4    Noncontravention.

(a)    Except for Permits or Filings set forth in Section 4.4(b) of this Agreement, the consummation of the Transactions will not, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of the Acquired Company, (ii) violate any Law or Order applicable to the Acquired Company or (iii) except as set forth on Section 4.4(a) of the Disclosure Schedule, violate any Material Contract, except in the case of clauses (ii) and (iii) to the extent that any such violation has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b)    No Permit of, or Filing with any Governmental Entity is required by the Sellers or the Acquired Company in connection with the consummation of the Transactions by any Seller, other than (i) Permits and Filings set forth on Section 4.4(b) of the

Disclosure Schedule, (ii) Permits and Filings that have been obtained or made prior to the date hereof and are listed in Section 4.4(b) of the Disclosure Schedule and (iii) Permits and Filings the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

Section 4.5    Financial Statements. The Buyer has previously been furnished with copies of (a) the audited balance sheets of the Acquired Company as of December 31, 2015, December 31, 2016 and December 31, 2017 (with December 31, 2017 hereinafter referred to as the “Balance Sheet Date”) and the related statement of income, members’ equity and cash flows for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, and (b) the unaudited balance sheet of the Acquired Company for the three (3) month period ended March 31, 2018 and the related statement of income, members’ equity and cash flows for the three (3) month period ended March 31, 2018 (such financial statements referred to in (a) and (b), collectively, the “Financial Statements”). The Financial Statements have been prepared from the books and records of the Acquired Company, and prepared in all material respects in accordance with GAAP (except as may be indicated in the notes thereto). The Acquired Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, in each case only to the extent required to be disclosed in a balance sheet prepared in accordance with GAAP and except (a) those which are adequately reflected or reserved against in the balance sheet of the Acquired Company as of the Balance Sheet Date, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount. The Acquired Company will not have any Indebtedness at Closing.

Section 4.6    Absence of Certain Changes or Events. Except as set forth on Section 4.6 of the Disclosure Schedule, since the Balance Sheet Date, (a) the business of the Acquired Company has been conducted in all material respects in the ordinary course consistent with past practices and (b) the Acquired Company has not taken any action that if taken after the date hereof and prior to the Closing Date would have required the consent of the Buyer pursuant to Section 6.2. Since the Balance Sheet Date, there has not been any change, effect, development, event or circumstance that has resulted in, or would be reasonably expected to result in, a Material Adverse Effect.

Section 4.7    Legal Proceedings. Except as disclosed on Section 4.7 of the Disclosure Schedule, to the Knowledge of Sellers there is no Legal Proceeding pending or threatened against or otherwise relating to the Acquired Company that (a) challenges or seeks to enjoin, alter or materially delay the Transactions or (b) has had, or would reasonably be expected to have, a Material Adverse Effect on any Seller’s or Acquired Company’s ability to perform his, her or its obligations hereunder or any of the assets of any Seller or the Acquired Company. Except as disclosed on Section 4.7 of the Disclosure Schedule, the Acquired Company is not subject to any Order of any Governmental Entity that (x) would reasonably be expected to materially delay the Transactions or (y) has had, or would reasonably be expected to have, a Material Adverse Effect on any Seller’s or the Acquired Company’s ability to perform his, her or its obligations hereunder or any of the assets of any Seller or the Acquired Company.

Section 4.8    Compliance with Laws; Permits.

(a)    Except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect on the Acquired Company’ ability to perform its obligations hereunder, or as disclosed on Section 4.8(a) of the Disclosure Schedule, the Acquired Company is, and since January 1, 2014, has been, in compliance with all Laws applicable to it or its business or properties.

(b)    Except as set forth on Section 4.8(b) of the Disclosure Schedule, the Acquired Company is in possession of all Permits that are necessary for the Acquired Company to own, lease, maintain, and operate its assets and properties and conduct its business as currently conducted in compliance with applicable Law, except the extent to which the failure to has not had, or would not reasonably be expected to have, a Material Adverse Effect on the Acquired Company’s ability to perform its obligations hereunder or any of its assets (collectively, the “Company Permits”). Each of the Company Permits is in full force and effect and the Acquired Company is in compliance with the terms of all such Company Permits, except for such noncompliance that would not have, or reasonably be expected to have, a Material Adverse Effect. No suspension, cancellation or modification is pending or, to the Knowledge of the Sellers, threatened, with respect to any of the Company Permits, and no such suspension, cancellation or modification will occur as a result of the Transactions. Since January 1, 2014, (i) no material violations are or have been recorded in respect of any such Company Permits, and (ii) the Acquired Company has not received any written notice from any Governmental Entity regarding an actual or alleged violation of, conflict with, or failure to comply with, any term or requirement of any Company Permit.

Section 4.9    Material Contracts.

(a)    Section 4.9(a) of the Disclosure Schedule sets forth a list of all of the following types of Contracts to which the Acquired Company is a party:

(i)    each Contract with any Related Party of the Acquired Company which will not be terminated at or prior to Closing;

(ii)    each Contract with the six (6) largest customers of the Acquired Company based on revenue of the Acquired Company during fiscal year 2017;

(iii)    any non-competition Contract or other Contract that purports to limit in any material respect the ability of the Acquired Company from competing, operating or doing business in any location or in any line of business;

(iv)    any employment (other than at-will employment agreements or offer letters), consulting, or severance agreement pursuant to which the Acquired Company would reasonably be expected to make payment in excess of $100,000 in 2017 or any year thereafter;

(v)    any Contract (excluding non-exclusive licenses for commercial off-the-shelf computer software and Contracts with which Buyer is a party or otherwise bound) to which the Acquired Company is a party or otherwise bound and pursuant to which the Acquired Company (A) obtains the exclusive right to use any material Intellectual Property necessary to the operations of the business of the Acquired Company as currently conducted or (B) grants the exclusive right to use any material Intellectual Property necessary to the operations of the business of the Acquired Company as currently conducted;

(vi)    any joint venture or revenue sharing Contract;

(vii)    any Contract relating to Indebtedness of the Acquired Company;

(viii)    any Contract containing “most favored nation” provisions;

(ix)    any Contract with a Governmental Entity; and

(x)    any other Contract that is material to the Acquired Company.

(b)    The Contracts set forth on Section 4.9(a) of the Disclosure Schedule (or required to be set forth on Section 4.9(a)) are collectively referred to as the “Material Contracts”. Neither the Acquired Company nor, to the Knowledge of the Sellers, any other party thereto, is in violation of or default under any Material Contract other than those violations or defaults that have not had, and would not reasonably be expected to have, a Material Adverse Effect. To the Knowledge of the Sellers, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(c)    Each Material Contract is a valid and binding agreement of the Acquired Company, and is in full force and effect in all material respects (except to the extent such Material Contract terminates or expires after the date hereof in accordance with its terms), and is enforceable against the Acquired Company and, to the Knowledge of the Sellers, each other party thereto, in accordance with its terms, except (i) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally or (ii) as limited by general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

Section 4.10    Real Property; Title to Assets; Inventory.

(a)    The Acquired Company does not own any real property or an buildings.

(b)    Section 4.10(b) of the Disclosure Schedule contains a list of all leases and subleases for any real property and any buildings (collectively, the “Real Property Leases”) to which the Acquired Company is a party (such leased real property, the “Real Property”).

(c)    The Acquired Company has valid leasehold interests in the material Real Property Leases (in each case, other than those assets and interests disposed of since the date hereof in the ordinary course of business), free and clear of any Liens other than Permitted Liens.

(d)    The Acquired Company has made available to the Buyer a true, correct and complete copy of all Real Property Leases.

(e)    The Acquired Company is not in material violation of or default under (including any condition that with the passage of time or the giving of notice would cause such a violation or default under) any Real Property Lease, and, to the Knowledge of the Sellers, no uncured default or breach on the part of the landlord exists under any Lease. Each Real Property Lease is a valid and binding agreement of the Acquired Company, and is in full force and effect (except to the extent such Real Property Lease expires after the date hereof in accordance with its terms), and is enforceable against the Acquired Company, and, to the Knowledge of the Sellers, each other party thereto, in accordance with its terms, except (i) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally or (ii) as limited by general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

(f)    The Acquired Company has good and valid title to all personal property and other assets reflected in the Financial Statement for the year ended December 31, 2017 or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets are free and clear of Liens except Permitted Liens. All inventory of the Acquired Company consists of a quality and quantity usable and salable in the ordinary course of business of the Acquired Company consistent with past practice.

Section 4.11    Environmental Matters.

(a)    Except for such noncompliance that is not, and is not reasonably be expected to be, material to the Acquired Company and has not had, and is not reasonably expected to have, or have Material Adverse Effect on the Acquired Company’s ability to perform its obligations hereunder or on its assets, or as disclosed on Section 4.11 of the Disclosure Schedule: (i) to the Knowledge of the Sellers, the Acquired Company is in compliance, and at all times has been in compliance with, all Environmental Laws, (ii) there are no Legal Proceedings pending or, to the Knowledge of the Sellers, threatened against the Acquired Company alleging a violation of any Environmental Law and (iii) to the Knowledge of the Sellers, the Acquired Company holds and is, and has been since January 1, 2014, in compliance with all Environmental Permits required for the current operations of the Acquired Company.

(b)    This Section 4.11 contains the sole and exclusive representations and warranties relating to environmental matters.

Section 4.12    Insurance. The Acquired Company and its business or properties is insured to the extent specified under the insurance policies issued to the Acquired Company listed on Section 4.12 of the Disclosure Schedule (collectively, the “Policies”), a true and complete copy of each of which has been made available to the Buyer prior to the date hereof, all of which Policies are in full force and effect, have not been subject to any lapse of coverage, and shall remain in full force and effect following the consummation of the Transactions. There is no claim by the Acquired Company pending under any of the Policies as to which coverage has been denied or disputed by the underwriters of such Policies or in respect of which such underwriters have reserved their rights. All premiums payable under all such Policies have been timely paid and the Acquired Company have otherwise complied fully with the terms and conditions of all of the Policies and such Policies remain in full force and effect pursuant to their terms. No written notice of cancellation or termination has been received by the Acquired Company with respect to any such material Policies that have not been replaced on substantially similar terms prior to the date of such cancellation or termination.

Section 4.13    Taxes. Except as set forth on Section 4.13 of the Disclosure Schedule:

(a)    All material Tax Returns required to have been filed by the Acquired Company have been filed, and all Taxes shown as due on such Tax Returns by the Acquired Company have been paid.

(b)    To the Knowledge of the Sellers, there is no audit pending against the Acquired Company in respect of any Taxes. There are no material Liens on any of the assets of the Acquired Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

(c)    To the Knowledge of the Sellers, the Acquired Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(d)    The Acquired Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the imposition of a Tax assessment or deficiency.

(e)    Since its formation, the Acquired Company has never been classified as a corporation for U.S. federal income Tax purposes.

(f)    The Acquired Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(g)    The Acquired Company has not been a party to any “listed transaction,” as defined in Code §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(h)    To the Knowledge of the Sellers, no claim has ever been made by a Taxing Authority in a jurisdiction where the Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to taxation by that jurisdiction.

(i)    This Section 4.13 contains the sole and exclusive representations and warranties relating to Tax matters.

Section 4.14    Regulatory Matters.

(a)    Except as set forth in Section 4.14(a) of the Disclosure Schedule, the Acquired Company is and has been in compliance in all material respects with all Drug Regulatory Laws pertaining to the sale, distribution, ownership, operation, storage, import, export, handling, advertising, promotion, pricing, marketing, distribution, warehousing and/or testing (the “Product Activities”) of the Products.

(b)    Except as set forth in Section 4.14(b) of the Disclosure Schedule, the Acquired Company did not engage in any promotion or advertising of Reprexain.

(c)    Neither the Acquired Company nor any of the Sellers is subject to any material enforcement, regulatory or administrative Legal Proceedings by the FDA or other Governmental Entity alleging that any operation or activity of the Acquired Company relating to its business or Products is in material violation of any Drug Regulatory Law or other Law, and, to the Knowledge of the Sellers, no such Legal Proceedings have been threatened in writing.

(d)    This Section 4.14 and Section 4.8(b) contain the sole and exclusive representations and warranties relating to Drug Regulatory Laws.

Section 4.15    Intellectual Property.

(a)    Section 4.15(a) of the Disclosure Schedule contains a true and complete list of all Intellectual Property that is (i) owned by the Acquired Company and (ii) subject to an application or registration (by name, owner and, where applicable, registration or application number and jurisdiction). All required filings and fees related to such Intellectual Property have been timely filed and paid.

(b)    Except as set forth on Section 4.15(b) of the Disclosure Schedule, the Acquired Company solely and exclusively owns the Company Intellectual Property, and in each case, free and clear of any Liens (other than Permitted Liens).

(c)    Except as set forth on Section 4.15(c) of the Disclosure Schedule, the Company Intellectual Property is not subject to any outstanding order, judgment or decree adversely affecting the Acquired Company’s use of, or its rights to, such Company Intellectual Property. To the Knowledge of the Sellers, the conduct of the business of the Acquired Company as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person in any material respect, and the Acquired Company has received no written claim alleging such infringement, misappropriation or other violation.

Section 4.16    Employee Benefits.

(a)    Section 4.16(a) of the Disclosure Schedule includes a list of all Benefit Plans (x) sponsored, maintained, administered, contributed to or entered into by the Acquired Company for the benefit of any current or former director, employee, officer or individual independent contractor of the Acquired Company or (y) for which the Acquired Company have any direct or indirect liability (collectively, the “Company Benefit Plans”). The Sellers have delivered or made available to the Buyer copies of each Company Benefit Plan (or a description, if such plan is not written) and all amendments thereto and the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required.

(b)    Except as set forth on Section 4.16(b) of the Disclosure Schedule:

(i)    (x) no Company Benefit Plan, and no Benefit Plan sponsored, maintained, administered or contributed by any ERISA Affiliate, is covered by Title IV of ERISA.

(ii)    each Company Benefit Plan has been maintained and is in compliance with its terms and all applicable Law, including provisions of ERISA and the Code, except for instances of noncompliance that would not reasonably be expected to result in a Material Adverse Effect;

(iii)    any Company Benefit Plan, and any award thereunder, that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code either (A) has been operated in material compliance with, and the Acquired Company have materially complied with, the requirements of Section 409A of the Code or (B) is exempt from the requirements of Section 409A of the Code;

(iv)    no action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Sellers, is threatened against or threatened to involve, any Company Benefit Plan before any arbitrator or any Governmental Entity, except that has not had, or would not reasonably be expected to have, a Material Adverse Effect.

(c)    Except as set forth on Section 4.16(c) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of Transactions (either alone or together with any other event) will give rise to liability for any payment or benefit, including severance or termination pay, to any employee, director or officer of the Acquired Company (all of which payments, if any, shall be deemed Seller Transaction Costs hereunder).

Section 4.17    Labor and Employment Matters.

(a)    Except as set forth in Section 4.17(a) of the Disclosure Schedule, the Acquired Company does not have any employment agreements with its employees and all such employees are employed on an “at will” basis.

(b)    Except as set forth in Section 4.17(b) if the Disclosure Schedule, the Acquired Company is not a party to, and are not negotiating, any collective bargaining agreement or letter of understanding with any labor union or organization with respect to the business of the Acquired Company. There is no, and since January 1, 2014 there has not been any, pending, or to the Knowledge of the Sellers, threatened, labor dispute, work slowdown, work stoppage, unfair labor practice charge or complaint, strike, administrative, arbitration or court proceeding or order between the Acquired Company and any present or former employees of the Acquired Company.

Section 4.18    Brokers. The Acquired Company has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 4.19    Disclaimer of Warranties. EXCEPT AS SET FORTH IN THIS AGREEMENT AND THE RELATED AGREEMENTS, NONE OF THE ACQUIRED COMPANY, THE SELLERS, THEIR RESPECTIVE AFFILIATES NOR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE, AND THE BUYER IS NOT RELYING ON, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE INTERESTS OR THE ASSETS AND PROPERTIES OF THE ACQUIRED COMPANY. EXCEPT IN THE CASE OF FRAUD OR A BREACH OF THIS AGREEMENT OR ANY RELATED AGREEMENT, NONE OF THE ACQUIRED COMPANY, THE SELLERS, THEIR RESPECTIVE AFFILIATES NOR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE BUYER’S USE OF OR RELIANCE ON, ANY INFORMATION RELATING TO THE BUSINESS OF THE ACQUIRED COMPANY, THE INTERESTS OR THE ASSETS AND PROPERTIES OF THE ACQUIRED COMPANY, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE BUYER, WHETHER ORALLY OR IN WRITING, IN THE DATA ROOMS, MANAGEMENT PRESENTATIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE BUYER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers as follows:

Section 5.1    Organization and Existence. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware.

Section 5.2    Authority and Enforceability. The Buyer has the requisite power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Buyer of this Agreement and the Related Agreements to which it is a party and the consummation by the Buyer of the Transactions have been duly authorized by all necessary action on the part of the Buyer, and no other action is necessary on the part of the Buyer to authorize this Agreement or to consummate the Transactions. This Agreement and each of the Related Agreements to which the Buyer is a party have been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by each other Party, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

Section 5.3    Noncontravention.

(a)    Except for Permits or Filings set forth in Section 5.3(b) of this Agreement, neither the execution, delivery and performance of this Agreement, or any Related Agreement to which the Buyer is a party, by the Buyer, nor the consummation of the Transactions, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of the Buyer, (ii) violate any Law or Order applicable to the Buyer or (iii) violate any Contract to which the Buyer is a party, require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Buyer or to a loss of any benefit to which the Buyer is entitled under any provision of any Contract to which the Buyer is a party, except in the case of clauses (i), (ii) and (iii) to the extent that any such violation has not had, and would not reasonably be expected to have, a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

(b)    No Permit of, or Filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by the Buyer, the performance by the Buyer of its obligations hereunder and the consummation by the Buyer of the Transactions other than (i) Permits and Filings set forth on Section 5.3(b) of the Disclosure Schedule, (ii) Permits and Filings which have been obtained or made prior to the date hereof and (iii) Permits and Filings the failure of which to obtain or make would not reasonably be expected to have a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

Section 5.4    Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Buyer, threatened against or otherwise relating to the Buyer that challenge or seek to enjoin, alter or materially delay the Transactions or that would reasonably be expected to have a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

Section 5.5    Financing. The Buyer has, and will have at the Closing, cash available or existing committed borrowing facilities which together are sufficient to pay the Purchase Price and all other amounts payable under the Seller Note or otherwise necessary to enable it to consummate the Transactions.

Section 5.6    Investment Purpose. The Buyer acknowledges that the Interests being acquired pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended, (the “Securities Act”) or under any state or foreign securities Laws and that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration under the Securities Act and is registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws. The Buyer is purchasing the Interests for its own account and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities Laws.

Section 5.7    Independent Investigation. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Transactions. The Buyer has conducted its own independent review and analysis of, and based thereon has formed, an independent judgment concerning the assets, liabilities, condition, operations and prospects of the business of the Acquired Company. In entering into this Agreement, the Buyer has relied solely upon its own review and analysis and the specific representations and warranties of the Sellers and the Acquired Company expressly set forth in this Agreement and the Related Agreements and not on any representations, warranties, statements or omissions by any Person other than the Sellers and the Acquired Company, or by the Sellers and the Acquired Company other than those specific representations and warranties expressly set forth in this Agreement and the Related Agreements. The Buyer acknowledges that, except for the representations and warranties expressly set forth in this Agreement and the Related Agreements, none of the Sellers or the Acquired Company, their respective Affiliates or any of their respective equityholders or other Representatives has made or makes, and the Buyer has not relied on and is not relying on, any representation, warranty or statement, either express or implied, (a) as to the accuracy or completeness of any of the information delivered or made available to the Buyer, any of its Affiliates or any of its or their respective directors, officers, employees, equityholders, agents or other Representatives or lenders and (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the business of the Acquired Company delivered or made available to the Buyer, any of its Affiliates or any of its or their respective equityholders, Representatives or lenders.

Section 5.8    Brokers. Neither the Buyer nor any of its Affiliates has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions.

ARTICLE VI

COVENANTS

Section 6.1    Access to Information. After the Closing, the Buyer will, and will cause its Representatives to, afford to each of the Sellers, including their respective Representatives, reasonable access to all books, records, files and documents to the extent they are related to Acquired Company and Buyer, and shall make its Representatives available on a mutually convenient basis to explain or clarify such information, solely to the extent necessary to permit such Persons to prepare and file their respective Tax Returns and to prepare for and participate in any investigation, audit, claim or other proceeding with respect thereto, to prepare for and participate in any other investigation and defend any Legal Proceedings relating to or involving such Person, to discharge its obligations under this Agreement and to comply with financial reporting requirements; provided, however, that the Buyer shall have no obligation to provide such access to books, records, files and documents (i) that the Buyer reasonably believes in good faith it is prohibited from providing to the Sellers by reason of applicable Law, (ii) that constitutes or allows access to information protected by attorney-client privilege or (iii) that the Buyer is required to keep confidential or to prevent access to by reason of any Contract with a third party; provided, further, that the Buyer shall use commercially reasonable efforts to obtain any necessary consents or waivers to permit such disclosure and/or disclose such information in a way that would not violate such obligation or jeopardize such privilege. The Buyer will cause such records to be maintained for not fewer than seven (7) years from the Closing Date and will not dispose of such records thereafter without first offering in writing to deliver them to the Sellers.

Section 6.2    Conduct of Business Pending the Closing. During the Interim Period, the Acquired Company shall conduct its businesses in the ordinary course of business consistent with past practices, and, subject to the requirements of this Agreement, use commercially reasonable efforts to preserve, maintain and protect its material assets in material compliance with applicable Laws.

Section 6.3    Confidentiality; Publicity.

(a)    Sellers will not make any public announcement or issue any public communication regarding this Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Buyer (such consent not to be unreasonably withheld), except (i) if such announcement or other communication is required by applicable Law or Order, in which case the Sellers shall, to the extent permitted by applicable Law or Order, first allow the Buyer to review such announcement or communication and the opportunity to comment thereon; (ii) announcements and communications to Governmental Entities in connection with Filings or Permits relating to the Transactions.

(b)    From and after the Closing, each of the Sellers shall, and shall cause each of its respective Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Acquired Company and its Affiliates, except to the extent that a Seller can show that such information (a) is generally available to and known by the public through no fault of such Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by a Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Sellers or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Sellers shall promptly notify Buyer in writing and shall disclose only that portion of such information which Sellers are advised by its counsel in writing is legally required to be disclosed, provided that Sellers shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.4    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay his, her or its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the consummation of the Transactions. Notwithstanding the foregoing and for the avoidance of doubt, the Sellers shall pay all Seller Transaction Costs, at their own cost and expense, as, if and when due.

Section 6.5    Governmental Filings. The Sellers and the Buyer shall (i) cooperate with the Acquired Company in all reasonable respects to make, in the most expeditious manner practicable, and as may be required under applicable Law or by a Governmental Entity, all filings, notifications, transfers, and applications with and to the applicable Governmental Authorities, including, if applicable, the FDA, state Governmental Authorities and comparable foreign Governmental Authorities, (ii) use commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, registrations, qualifications, changes and orders that are required by Law or by a Governmental Entity to be made and/or obtained as a result of the transactions contemplated by this Agreement and which are necessary for the conduct of the business as it is currently being conducted, and to otherwise consummate the Transactions, and (iii) use commercially reasonable efforts to obtain consents from other Persons, if any, listed on Section 4.4 of the Disclosure Schedule. In furtherance of the foregoing, the Buyer agrees to provide all reasonable assistance, including assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other Person whose consent or approval is sought hereunder. To the extent permitted under applicable Law or by a Governmental Entity, each Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to permit the Buyer and the Acquired Company, until the earlier of six (6) months from Closing and the maximum period permitted under applicable Law or by the applicable Governmental Entity, to continue to operate under the currently existing operating licenses, permits, consents, approvals, authorizations, Drug Registrations, and qualifications held by a Seller for the conduct of the Business, and the Buyer shall indemnify and hold harmless each Seller and each of its Affiliates from and against any liability or out-of-pocket expense obligation in connection with such cooperation.

Section 6.6    Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the Transactions shall be (a) half by the Buyer, and (b) half by the Sellers, jointly and severally. The Sellers and the Buyer shall cooperate in timely making all Filings, Tax Returns, reports and forms as may be required to comply with the provisions of such Tax Laws.

Section 6.7    Tax Matters. Except as provided in Section 6.6 relating to Transfer Taxes:

(a)    General Tax Treatment.

(i)    For U.S. federal income Tax purposes, as well as all applicable state and local income Tax purposes, the parties hereto shall treat the transactions contemplated by this Agreement as a sale of interests in a partnership pursuant to Code Section 741.

(ii)    The Acquired Company will make a valid election pursuant to Code Section 754, and as applicable, any analogous election for state and local income Tax purposes, and such election(s) will be in effect as of the Closing Date in order for the basis of the property of the Acquired Company to be adjusted under Section 743 of the Code, and as applicable, any analogous provision under state and local Law, with respect to Buyer as a result of the purchase of the Interests.

(iii)    Notwithstanding anything to the contrary in this Agreement or the Operating Agreement of the Acquired Company, for Income Tax purposes, the parties intend that the assumption and payment by those certain Sellers of the obligations of the Acquired Company to make payments under the Consulting Agreements shall be treated as if each such relevant Seller first contributed the amounts paid by such Seller pursuant to such Consulting Agreements to the Acquired Company and then the Acquired Company paid such amounts to the recipients of such payments. The parties further intend that any expense, deduction or similar items of the Acquired Company resulting from or attributable to the payments under the Consulting Agreements shall be specifically allocated for tax purposes to such Sellers based on the actual payments made by each such Seller. Each of Buyer, Sellers, the Acquired Company and their respective Affiliates shall prepare and file all Tax Returns and amend, if necessary, the Operating Agreement of the Acquired Company, in a manner consistent with the intent of parties as set forth in this Section 6.7(a)(iii).

(b)    The Sellers shall (i) be responsible for the preparation and filing of all Tax Returns required by Law to be filed by, or with respect to, the Acquired Company or a Subsidiary thereof, for any taxable period ending on or before the Closing Date, and all Tax Returns of an affiliated, combined, consolidated, unitary or similar group that includes, or of a partnership or other pass through or tax transparent entity the partners, members or other economic owners of which include, the Acquired Company or its Subsidiaries and each Seller or any of their respective Affiliates other than the Acquired Company or its Subsidiaries (a “Seller Combined Return”), and (ii) pay all Taxes shown by such Tax Returns to be due. The Sellers shall have the sole right to file amended Tax Returns with respect to the Acquired Company or a Subsidiary thereof relating to any taxable period ending on or before the Closing Date or any Seller Combined Return. The Sellers shall retain any refunds received for Taxes paid for any taxable period ending on or before the Closing Date of, or with respect to, the Acquired Company (net of (i) all out-of-pocket expenses, including Taxes, incurred in connection with such refund and without interest, other than any interest paid by the relevant Taxing Authority with respect to such refund, and (ii) the amount, if any, taken into account in the final determination of Closing Working Capital), and the amount of any such refund received by the Buyer or any of its Affiliates shall be paid promptly to the Sellers Representative.

(c)    The Buyer shall (i) be responsible for the preparation and filing of all Straddle Period Tax Returns required by Law to be filed by, or with respect to, the Acquired Company or a Subsidiary thereof and (ii) pay (subject to the Buyer’s right to reimbursement set forth below) all Tax liabilities shown by such Tax Returns to be due. All such Tax Returns shall be prepared in a manner consistent with past practice, provided that there is a reasonable basis for the positions claimed on such Tax Returns. The Buyer shall provide a substantially complete and accurate draft of each such Straddle Period Tax Return to the Sellers’ Representative no later than twenty (20) Business Days prior to the due date for such Tax Return (including any extension thereof properly obtained) for the review and approval of the Sellers Representative, such approval not to be unreasonably withheld. Not later than five (5) Business Days before the due date for any Straddle Period Tax Return (including any extension thereof properly obtained), the Sellers shall pay to the Buyer the portion of the Taxes set forth on such Tax Return that are allocable to the Pre-Closing Taxable Period (under principles set forth in the definition of Pre-Closing Taxable Period), net of any payments of estimated Taxes made prior to the Closing Date in respect of such Taxes.

(d)    Each party hereto shall, and shall cause its Affiliates to, provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to explain any documents or information so provided. Each of the Sellers’ Representative and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods.

(e)    Procedures Relating to Tax Claims.

(i)    If any Taxing Authority makes a Tax Claim, then the party hereto first receiving notice of such Tax Claim promptly shall provide written notice of such Tax Claim to the other party hereto. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of any relevant correspondence received from the Taxing Authority.

(ii)    The Sellers Representative shall have the right to defend, object to or prosecute, at its sole cost and expense, those Tax Claims relating to taxable periods ending on or before the Closing Date of, or with respect to, the Acquired Company or a Subsidiary thereof, or relating to the Seller Combined Return. The Buyer shall not have the right to participate in the defense or prosecution of such proceedings; provided that the Sellers Representative shall not settle or compromise such proceedings in a manner which is reasonably likely to have an adverse effect on the Acquired Company or Buyer without the prior written consent of the Buyer, not to be unreasonably withheld.

(iii)    Any Tax Claim with respect to the Acquired Company or its Subsidiaries for a Straddle Period (other than with respect to a Seller Combined Return) shall be jointly controlled by the Buyer and the Sellers Representative, each acting in good faith.

(f)    Notwithstanding anything to the contrary in this Section 6.7, the Sellers Representative shall have the exclusive right to control any Tax Claims, and the Buyer shall have no right to attend any proceedings with respect thereto, relating to any Seller Combined Return or otherwise to any affiliated, combined, consolidated, unitary or similar group including any Acquired Company or a Subsidiary, on the one hand, and any Seller or any of its Affiliates, on the other hand; provided that the Sellers Representative shall not settle or compromise such proceedings in a manner which is reasonably likely to have an adverse effect on the Acquired Company or Buyer without the prior written consent of the Buyer, not to be unreasonably withheld.

(g)    Each Seller, severally and not jointly, based on the Pro-Rata Share of each Seller, shall indemnify Buyer and the Acquired Company and hold them harmless from and against any Loss attributable to (i) all Taxes (or the non-payment thereof) of the Acquired Company for all Pre-Closing Taxable Periods, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Acquired Company (or any predecessor of it) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6, and (iii) any and all Taxes of any person (other than the Acquired Company) imposed on the Acquired Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that Sellers shall be liable with respect to an item of Taxes described above only to the extent that the amount of such item exceeds the amount, if any, accrued for that purpose in the final determination of Closing Working Capital. Sellers shall reimburse Buyer for any Taxes of the Acquired Company that are the responsibility of Sellers pursuant to this Section 6.7(g) within fifteen (15) days after payment of such Taxes by Buyer or the Acquired Company. Without duplication, the indemnification obligation pursuant to this Section 6.7(g) is in addition to the indemnification obligations of Sellers pursuant to Article IX of this Agreement and any conflict between Article IX and this Section 6.7(g) shall be resolved in favor of the provisions of this Section 6.7(g). Notwithstanding anything in Article IX of this Agreement to the contrary, (x) the representations and warranties in Section 4.13 shall survive the Closing until the expiration of the applicable statutes of limitations plus sixty (60) days, and (y) and the Deductible and Cap shall not apply to any Loss relating to Taxes.

Section 6.8    Further Actions.

(a)    Subject to the terms and conditions of this Agreement, the Buyer, the Acquired Company and each of the Sellers agree to use their commercially reasonable efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, actions and to do, or cause to be done, things necessary, proper or advisable to consummate and make effective the Transactions. The Buyer, the Acquired Company and each of the Sellers agree not to take any action, or fail to take any action, with the intention of preventing or materially delaying the consummation of the Closing.    Nothing contained in this Section 6.8 shall require, and in no event shall the reasonable best efforts (or any other different efforts standard specifically contemplated by this Agreement) of the Buyer or the Sellers be deemed or construed to require, the Buyer, any Seller or the Acquired Company to (i) pay any fee or (ii) incur any other liability.

(b)    Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at a Party’s request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the Transactions and/or enforce the indemnification and other rights of such Party hereunder.

Section 6.9    D&O Indemnification. The Buyer agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former managers, officers or employees, as the case may be, of the Acquired Company, as provided in its Organizational Documents shall survive the Closing and shall continue in full force and effect in accordance with their terms, except to the extent that any of the foregoing constitutes a Loss for which the Sellers are required to indemnify the Buyer Indemnitees pursuant to Section 9.2.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1    The Buyer’s Conditions to Closing. The obligation of the Buyer to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Buyer:

(a)    Officer’s Certificate. An officer of the Acquired Company shall have executed and delivered to the Buyer a certificate, dated as of the Closing Date, certifying to Organization Documents, officer and manager of the Acquired Company.

(b)    Restated Operating Agreement. The Sellers and the Acquired Company shall have entered into the Restated Operating Agreement.

(c)    No Material Adverse Effect. During the Interim Period, no change, effect, development, event or circumstance occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(d)    License Agreement. The Acquired Company shall have delivered to the Buyer an executed copy of the amendment to the Exclusive License and Supply Agreement, dated March 7, 2014, between the Acquired Company and Jerome Stevens Pharmaceuticals.

(e)    Termination of Consulting Arrangements. The consulting arrangements for each of Messrs Todisco, Saraf and Mani with the Acquired Company (the “Consulting Agreements”) shall have terminated pursuant to termination agreements acceptable to the Buyer, which termination agreements shall include full releases in favor of the Acquired Company, and the Acquired Company shall have no further obligations owing to such individuals thereunder.

(f)    Non-Foreign Person Affidavit. Each Seller shall have delivered to the Buyer a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code §1445 stating that such Seller is not a “foreign person” as defined in Code §1445.

Section 7.2    The Sellers’ Conditions to Closing. The obligation of the Sellers to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Sellers’ Representative:

(a)    Restated Operating Agreement. The Buyer shall have entered into the Restated Operating Agreement.

Section 7.3    Mutual Conditions to Closing. The respective obligations of the Buyer and the Sellers to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by mutual written agreement of the Buyer and the Sellers’ Representative:

(a)    Governmental Approvals. All authorizations, clearances, consents and approvals required to be obtained and all filings, notifications, transfers, and applications required to be made under applicable Law.

(b)    No Injunctions. On the Closing Date, there shall be no Laws or Orders in effect that operate to restrain, enjoin or otherwise prevent or make illegal the consummation of the Transactions.

(c)    Business Combination. The business combination between the Buyer and Impax Laboratories, Inc. pursuant to the Business Combination Agreement, dated October 17, 2017, among the Buyer, Impax Laboratories, Inc. and certain affiliated Persons, as amended from time to time, shall have closed.

ARTICLE VIII

TERMINATION

Section 8.1    Grounds for Termination. This Agreement may be terminated prior to Closing:

(a)    by the Sellers’ Representative upon written notice to the Buyer if the Closing shall not have occurred by July 31, 2018 (the “Outside Date”);

(b)    prior to the Closing, by the Buyer, if (i) there exists a breach of any representation or warranty of the Sellers or the Acquired Company contained in this Agreement such that the closing condition set forth in Section 7.1(a) would not be satisfied or (ii) the Sellers or the Acquired Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Sellers or the Acquired Company, as applicable, such that the Closing condition set forth in Section 7.1(b) would not be satisfied; provided, however, that (x) the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) unless, in the case of (i) or (ii), such breach is not capable of being cured or such breach is capable of being cured but the Sellers or the Acquired Company, as applicable, have not cured such breach by the date that is ten (10) Business Days after the date that the Sellers receive written notice of such breach from the Buyer (or such lesser period remaining prior to the date that is one (1) day prior to the Outside Date); and (y) the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) if, at the time of such termination, the Buyer is in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that the conditions to Closing set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not have been satisfied;

(c)    by the Sellers’ Representative, upon notice to the Buyer, if (i) there exists a breach of any representation or warranty of the Buyer contained in this Agreement such that the closing condition set forth in Section 7.2(b) would not be satisfied, or (ii) the Buyer shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Buyer that the closing condition set forth in Section 7.2(b) would not be satisfied; provided that (A) the Sellers’ Representative shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) unless, in the case of (i) or (ii), the Buyer has not cured such breach by the date that is ten (10) Business Days after the date that the Buyer receives written notice of such breach from the Sellers (or such lesser period remaining prior to the date that is one day prior to the Outside Date); and (B) the Sellers shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) if, at the time of such termination, the Sellers are in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that the conditions to Closing set forth in Section 7.1(a) or Section 7.1(b), as applicable, would not have been satisfied;

(d)    by either the Buyer or the Sellers upon notice to the other Party if there shall be in effect a final, non-appealable Order or a Law prohibiting, enjoining, restricting or making illegal the Transactions; and

(e)    at any time by mutual written agreement of the Buyer and the Sellers’ Representative.

Section 8.2    Effect of Termination. Termination of this Agreement pursuant to this ARTICLE VIII shall terminate all obligations of the Parties, except for the obligations under Section 6.4, this Section 8.2, ARTICLE X and the Confidentiality Agreement; provided, however, that termination pursuant to Section 8.1(b) through Section 8.1(d) shall not relieve a willfully defaulting or willfully breaching Party (whether or not the terminating Party) from any liability to the other Party resulting from any default or breach hereunder.

ARTICLE IX

INDEMNIFICATION

Section 9.1    Survival.

(a)    The representations and warranties contained in this Agreement and in any instrument delivered under this Agreement shall survive the Closing for a period of twelve (12) months; provided, however, (i) that the representations and warranties set forth in Section 4.13 shall survive the Closing and terminate sixty (60) days after the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof; and (ii) the Sellers Fundamental Representations and the Buyer Fundamental Representations shall survive the Closing for a period of six (6) years.

(b)    The covenants and agreements contained in this Agreement that by their terms contemplate performance following the Closing shall survive the Closing; provided, however, that any such covenant or agreement that expires on a date certain shall survive until such date certain.

(c)    The period for which a representation or warranty survives the Closing is referred to herein as the “Applicable Survival Period”. In the event a valid notice of a claim for indemnification under Section 9.2 or Section 9.3 is given in accordance with Section 9.4 or Section 9.5, as applicable, within the Applicable Survival Period, the representation or warranty that is the subject of such indemnification claim shall survive with respect to such claim until such claim is finally resolved or judicially determined by a final non-appealable judgement.

Section 9.2    Indemnification by the Sellers.

(a)    Subject to the limitations set forth herein and without duplication, from and after the Closing, each Seller shall, severally and not jointly, indemnify and defend the Buyer against, and shall hold the Buyer, its Representatives and its Affiliates (including the Acquired Company), each of their respective equityholders, members, partners, officers, directors, managers, employees, agents, Affiliates, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) harmless from, any and all loss, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage, Tax, obligation, cost, settlement, payment, award, judgment, fine, deficiency or expense (collectively, “Losses”) that is a Covered Loss suffered or incurred or imposed on such Buyer Indemnitee arising out of or relating to any inaccuracy or breach by any such Seller of (i) any representation or warranty made by such Seller in ARTICLE III or in any Related Agreement, or (ii) any of the covenants or obligations of any such Seller contained in this Agreement or in any Related Agreement. Only the Seller responsible for any such breach or inaccuracy shall be required to indemnify and hold harmless the Buyer Indemnitees for any Losses incurred by them resulting from any breach or inaccuracy under this Section 9.2(a).

(b)    Subject to the limitations set forth herein and without duplication, from and after the Closing, the Sellers shall, severally and not jointly, based on the Pro-Rata Share of each Seller, indemnify and defend the Buyer Indemnitees against, and shall hold each Buyer Indemnitee harmless from, any and all Losses that are Covered Losses suffered or incurred or imposed on such Buyer Indemnitee arising out of or relating to (i) any inaccuracy or breach by the Acquired Company of any representation or warranty made by the Acquired Company in ARTICLE IV or in any Related Agreement, or (ii) any inaccuracy or breach by the Acquired Company of any of the covenants or obligations of the Acquired Company contained in this Agreement or in any Related Agreement.

(c)    The Sellers shall not be liable for any Loss or Losses arising pursuant to Section 9.2(b)(i) (other than a breach of a Seller Fundamental Representation), unless (i) the Loss is a Covered Loss and (ii) the aggregate amount of all Losses incurred by the Buyer Indemnitees exceeds $750,000 (the “Deductible”), and thereupon shall be required to indemnify the Buyer for all such Losses in excess of the Deductible. Except with respect to a Loss or Losses arising from a breach of any Seller Fundamental Representation, the cumulative indemnification obligations of the Sellers under Sections 9.2(a)(i) and 9.2(b)(i) with respect to any Loss or Losses shall in no event exceed an aggregate amount equal to $12,000,000 (the “Cap”). Notwithstanding anything to the contrary set forth herein, the Deductible and Cap will not apply in respect of claims for breach of any Seller Fundamental Representation or in the case of Fraud; provided, that, in no event shall the aggregate liability of any particular Seller in respect of claims for indemnification pursuant to this Agreement exceed an amount equal to such Seller’s respective Pro-Rata Share of the Purchase Price other than in the case of Fraud.

(d)    In addition to the limitations set forth in Section 9.2(c), the Sellers shall not be obligated to indemnify any Buyer Indemnitee under this Section 9.2 with respect to (i) subject to the caveat set forth on Section 4.14(b) of the Disclosure Schedule, any fact, event or action adequately disclosed in the Disclosure Schedule, (ii) any covenant or condition waived by the Buyer in writing on or prior to the Closing, (iii) any inaccuracy in or breach of any of the representations or warranties of Sellers or the Acquired Company in this Agreement if Buyer had Knowledge of such inaccuracy or breach prior to the Closing or (iv) any matter already taken into account in the determination of any component of Closing Working Capital, the Closing Cash Amount, or any other component of the Purchase Price.

(e)    Subject to the limitations set forth in this Article IX, the Buyer agrees that with respect to any claim for Losses made by Buyer pursuant to Section 9.2, Buyer shall satisfy any such claim, upon final resolution thereof, first by setoff against the Seller Note in accordance with the term set forth in Section 5 thereof; provided, however, this provision shall not apply to Losses resulting from Fraud.

(f)    Except with respect to claims based on Fraud, and as set forth in Section 10.8, the Buyer acknowledges and agrees that, should the Closing occur, its and each Buyer Indemnitee’s sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Acquired Company, the Transactions and the Interests shall be pursuant to the indemnification provisions set forth in this Article IX.

Section 9.3    Indemnification by the Buyer.

(a)    Subject to the limitations set forth herein, following the Closing, the Buyer and the Acquired Company shall indemnify and defend the Sellers and its Representatives and Affiliates, and each of their respective shareholders, members, partners, officers, directors, managers, employees, agents, Affiliates, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnitees”) against, and shall hold each Seller Indemnitee harmless from, any Loss that is a Covered Loss suffered or incurred or imposed on such Seller Indemnitee to the extent arising out of (i) any breach of any representation or warranty made by the Buyer in ARTICLE V or in any Related Agreement, (ii) any breach of any covenant or agreement of the Buyer contained in this Agreement or in any Related Agreement, and (iii) any liabilities arising out of or in connection with or related to the operation of the business of the Acquired Company from and following the Closing, except to the extent that the Sellers are required to indemnify the Seller Indemnitees hereunder.

(b)    Notwithstanding Section 9.3(a)(i), (i) the Buyer shall not have any obligation to indemnify any Seller Indemnitee pursuant to Section 9.3(a)(i) (other than in respect of any breach or inaccuracy of any Buyer Fundamental Representation) unless and until (A) the Loss is a Covered Loss, and (B) aggregate amount of all Losses incurred or sustained by all Seller Indemnitees with respect to which the Seller Indemnified Parties would otherwise be entitled to indemnification under Section 9.3(a)(i) exceeds the Deductible, whereupon the Buyer shall be required to indemnify the Seller Indemnitee for all such Losses in excess of the Deductible and (ii) the aggregate liability of the Buyer to indemnify the Seller Indemnified Parties for Losses under Section 9.3(a)(i) shall in no event exceed the Cap. Notwithstanding anything to the contrary set forth herein, the Deductible and Cap will not apply to the case of any breach of any Buyer Fundamental Representation or in the case of Fraud.

(c)    Except with respect to claims based on Fraud, and as set forth in Section 10.8, the Seller acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Acquired Company or its Subsidiaries and their respective assets and liabilities, the Transactions and the Interests shall be pursuant to the indemnification provisions set forth in Section 6.7 or in this ARTICLE IX.

Section 9.4    Indemnification Procedure for Third Party Claims.

(a)    Other than in respect of Taxes, which shall be governed by Section 6.7, in the event that any claim or demand, or other circumstance or state of facts that would reasonably be expected to give rise to any claim or demand, for which an Indemnitor may be liable to an Indemnitee hereunder is asserted or sought to be collected, in each case, in writing, by a third party (“Third Party Claim”), the Indemnitee shall promptly, but in no event more than thirty (30) days following such Indemnitee’s receipt or knowledge of a Third Party Claim, notify the Indemnitor in writing of such Third Party Claim (“Notice of Claim”); provided, however, that a failure by an Indemnitee to provide timely notice consistent with the requirements of this Section 9.4(a) shall not affect the rights or obligations of such Indemnitee except to the extent the Indemnitor shall have been prejudiced as a result of such failure. The Notice of Claim shall, to the extent practicable, specify in reasonable detail each individual item of Loss included in the amount so stated (taking into account the information then known to the Indemnitee), the date such item was paid or properly accrued (if applicable), and the basis for any anticipated Loss and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related (taking into account the information then known to the Indemnitee). The Indemnitee shall enclose with the Notice of Claim a copy of all papers served with respect to such Third Party Claim, if any, and any other available documents evidencing such Third Party Claim.

(b)    The Indemnitor shall have the right, but not the obligation to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”); provided that the Indemnitor shall not be entitled to undertake a Third Party Defense, and the Indemnitor shall pay the fees and expenses of counsel retained by the Indemnitee in connection therewith, if (A) the claim or demand relates to or arises in connection with any criminal Legal Proceeding, indictment or allegation, or (B) the claim or demand seeks an injunction or equitable relief against the Indemnitee or any of its Related Parties. If the Indemnitor assumes the Third Party Defense in accordance herewith, (i) the Indemnitee may retain separate co-counsel at its sole cost and expense (subject to the below) and participate in the defense of the Third Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof, (ii) the Indemnitee will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld, conditioned or delayed, and (iii) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement (x) provides for equitable or other non-monetary relief, (y) does not contain a full and unconditional release of liability for the Indemnitee or (z) contains an admission of liability, in each case without the prior written consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed). The Parties will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The Parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the Third Party Defense, such Indemnitor will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent, such consent not to be unreasonably withheld, conditions or delayed.

(c)    If the Indemnitor does not assume the Third Party Defense, the Indemnitee will be entitled to assume the Third Party Defense at the expense of the Indemnitor upon delivery of notice to such effect to the Indemnitor; provided, however, that the (i)

Indemnitor shall have the right to participate in the Third Party Defense at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof; and (ii) the Indemnitor will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent (except where such consent was unreasonably withheld, conditioned or delayed).

Section 9.5    Indemnification Procedures for Non-Third Party Claims. The Indemnitee shall notify the Indemnitor in writing promptly, and in no event later than sixty (60) days, of its discovery of any matter that does not involve a Third Party Claim. The failure to give such written notice within such sixty (60) day period shall not, however, relieve the Indemnitor of its indemnification obligations, except, and only to the extent, that the Indemnitor is materially prejudiced by such failure. Such notice shall (a) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement (if applicable), and (b) to the extent practicable, specify in reasonable detail each individual item of Loss included in the amount so stated (taking into account the information then known to the Indemnitee), the date such item was paid or properly accrued (if applicable), the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related (taking into account the information then known to the Indemnitee).

Section 9.6    Calculation of Indemnity Payments.

(a)    Each Indemnitee shall use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies or other collateral sources, including recovery from a third party. The amount of Losses payable under this Article IX by the Indemnitor shall be reduced by any and all amounts recovered by the Indemnitee from any recovery available under any insurance policies net of any out-of-pocket costs (including any deductibles and the allocable portion of insurance premiums, commissions, taxes and fees paid by the Indemnified Party with respect to such insurance policy since the Closing) as a result of any Losses (collectively, the “Insurance Proceeds”). If the Indemnitee receives any amounts from Insurance Proceeds, subsequent to an indemnification payment by the Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any payment made or expense incurred by such Indemnitor in connection with providing such indemnification up to the amount received by the Indemnitee, net of any expenses incurred by such Indemnitee in collecting such amount.

(b)    The amount of Losses incurred by an Indemnitee shall be reduced to take account of any net Tax benefit realizable by the Indemnitee or its Affiliates (without treating the Acquired Company or any of its Subsidiaries as an Affiliate of the Seller) arising in connection with the circumstances relating to such Losses.

(c)    No Losses shall be determined or increased based on any multiple of any financial measure (including earnings, sales or other benchmarks) that might have been used by the Buyer in the valuation of the Acquired Company or their respective businesses.

Section 9.7    Mitigation. Each Indemnitee shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

Section 9.8    Characterization of Indemnification Payments. Except as otherwise required by applicable Law, the Parties shall treat any payment made pursuant to this Article IX as an adjustment to the Purchase Price.

ARTICLE X

MISCELLANEOUS

Section 10.1    Notices. Any notice, request, demand, waiver, consent, approval or other communication that is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

(a)    if to the Buyer, to:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard

Bridgewater, NJ 08807

Attention: Chief Executive Officer

with a copy to

Attention: General Counsel

with a required copy (which shall not constitute notice) to:

Sills Cummis & Gross P.C.

One Riverfront Plaza, Newark, NJ 07102

Attention: Lori Waldron, Esq.

(b)    if to the Sellers or Sellers’ Representative, to:

Vikram Patel

c/o Tarsadia Investments, LLC

520 Newport Center Drive

Twenty-First Floor

Newport Beach, CA 92660

with a required copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540

Attention. Denis Segota

Fax: (609) 919-6701

Phone: (609) 919-6682

Email: denis.segota@morganlewis.com

Tarsadia Investments, LLC

520 Newport Center Drive, Twenty-First Floor

Newport Beach, CA 92660

Attention. Edward Coss, Executive Vice President and

Executive General Counsel

Fax: (949) 610-8222

Phone: (949) 610-8022

Email: edc@tarsadia.com

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.3    Sellers’ Representative.

(a)    Each of the Sellers hereby appoints Vikram Patel as the designated representative of such Seller (the “Sellers’ Representative”), with full power and authority, including power of substitution, acting in the name of and for and on behalf of such Seller to amend or waive any provision in this Agreement (including the waiver of any breach by the Buyer or the waiver of any closing condition provided in ARTICLE VII) or to terminate this Agreement pursuant to the provisions of ARTICLE VIII, and to do all other things and to take all other actions under or related to this Agreement that, in the sole and absolute discretion of the Sellers’ Representative, the Sellers’ Representative considers necessary or proper, to receive and/or deliver any and all notices required to be delivered or sent by such Seller or the Sellers’ Representative pursuant to this Agreement and to represent the Sellers in, control the disposition of or otherwise resolve any dispute with the Buyer over any aspect of this Agreement, and on behalf of each such Seller to enter into any agreement, instrument or other document to effectuate any of the foregoing, which shall have the effect of binding each such Seller as if such Seller has personally entered into such agreement, instrument or document.

(b)    Each of the Sellers hereby agrees to indemnify and hold the Sellers’ Representative and its agents, assigns and representatives harmless from and against any and all Losses that the Sellers’ Representative may sustain or incur as a result of or arising out of any action or inaction of the Sellers’ Representative in its capacity as such, or otherwise relating to its appointment as the Sellers’ Representative, except to the extent arising out of the gross negligence or willful misconduct of the Sellers’ Representative.

(c)    Each of the Sellers agrees that the Buyer shall be entitled to unconditionally assume, without inquiry, that any action taken or omitted, or any document executed by, the Sellers’ Representative purporting to act as the Sellers’ Representative under or pursuant to this Agreement or in connection with any of the Transactions has been unconditionally authorized by the Sellers to be taken, omitted to be taken, or executed on their behalf so that they will be legally bound thereby, and neither the Buyer nor any of its Affiliates shall have any liability to any Seller or any other Person for any acts done by them in accordance with any such action, omission or execution, and each of the Sellers agrees not to institute any Legal Proceeding against the Buyer or any of its Affiliates alleging that the Sellers’ Representative did not have the authority to act on behalf of the Sellers in connection with any such action, omission or execution, and each Seller agrees to indemnify the Buyer for all Losses incurred in connection with the foregoing. No modification or revocation of the power of attorney granted by the Sellers herein to the Sellers’ Representative shall be effective as against the Buyer until the Buyer has received a document signed by all of the Sellers effecting said modification or revocation.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. The Parties agree that the delivery of this Agreement, and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile or electronically transmitted signatures.

Section 10.5    Entire Agreement; No Third Party Beneficiaries. This Agreement, the Schedules, Exhibits, Appendices and the other documents, instruments and agreements specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the Parties hereto with respect to the transactions contemplated by this Agreement. All Schedules, Exhibits and Appendices referred to herein are intended to be and hereby are specifically made a part of this Agreement. This Agreement will not confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns, other than Section 6.7(g) or Section 6.9 (which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein).

Section 10.6    Governing Law. This Agreement, the exhibits and schedules hereto, and all matters arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.7    Consent to Jurisdiction; Waiver of Jury Trial. Each Party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or the Transaction, and agrees to commence any such action, suit or proceeding only in such courts. Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or thereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING) OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 10.8    Right to Specific Performance.

(a)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(b)    The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Buyer or the Sellers, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Buyer or the Sellers, as applicable, under this Agreement all in accordance with the terms of this Section 10.8.

(c)    Neither the Buyer nor the Sellers, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, all in accordance with the terms of this Section 10.8.

Section 10.9    Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the Buyer and the Sellers’ Representative; provided, however, that (a) a Seller may assign all or any portion of its rights hereunder to one or more of its Affiliates, and (b) the Buyer shall be entitled to assign all or any portion of its rights hereunder, including its right to purchase all or any portion of the Interests, (i) to one or more of its Affiliates; and (ii) from and after the Closing, to any other Person, but no such assignment shall relieve it of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 10.9 shall be null and void, ab initio.

Section 10.10    Headings. All headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.11    Construction. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified; (e) the word “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified; (f) the word “or” is not exclusive; and (g) a reference to any party to this Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

Section 10.12    Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed by the Buyer and the Sellers’ Representative or each of the Sellers. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 10.13    Schedules and Exhibits.

(a)    Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are made a part of this Agreement. The Disclosure Schedule has been arranged in sections corresponding to the Sections of this Agreement. The disclosure of any item in any section or subsection of the Disclosure Schedule will be deemed disclosure with respect to the corresponding section or subsection in this Agreement and with respect to each other section and subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule.

(b)    The information contained in this Agreement, the Disclosure Schedule, and exhibits to this Agreement is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to: (a) be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Laws and Regulations or breach of contract) or (b) expand in any way the scope or effect of such representations, warranties or covenants. The descriptions of agreements or other specific documents appearing in the Disclosure Schedule where the underlying representation or warranty set forth in this Agreement requires the mere listing of such agreements or documents may not be complete descriptions of such agreements or documents and are qualified by reference to the agreements and documents referred to thereby which have been made available to the Buyer.

(c)    The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SELLERS:
PELICAN GL INVESTOR, LLC, a Delaware limited liability company

By:	Cepheid Capital, LLC, its Manager

	By	/s/ Gautam Patel
	Name:	Gautam Patel
	Title:	Member
PGL, LLC, a Delaware limited liability company
	By:	/s/ Priti Patel
	Name:	Priti Patel
	Title:	Manager
FGL, LLC, a Delaware limited liability company
	By:	/s/ Falguni Patel
	Name:	Falguni Patel
	Title:	Manager
GLI One, LLC, a Delaware limited liability company
	By:	/s/ Gautam Patel
	Name:	Gautam Patel
	Title:	Manager
GLI Two, LLC, a Delaware limited liability company
	By:	/s/ Vikram Patel
	Name:	Vikram Patel
	Title:	Manager
GLI Three, LLC, a Delaware limited liability company
	By:	/s/ Edward Coss
	Name:	Edward Coss
	Title:	Manager

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SELLERS:
GL CLASS B MEMBER, LLC, a Delaware limited liability company

By:	Michael P. Turnamian, its General Manager
	By:	/s/ Michael P. Turnamian
	Name:	Michael P. Turnamian
SELLERS’ REPRESENTATIVE:
	By:	/s/ Vikram Patel
Name:
Title:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

ACQUIRED COMPANY:

GEMINI LABORATORIES, LLC
By:	/s/ Dipan Patel
Name: Dipan Patel
Title: Manager

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

BUYER:
AMNEAL PHARMACEUTICALS LLC
By:	/s/ Robert Stewart
Name: Robert Stewart
Title: President and Chief Executive Officer

Appendix A

Definitions

When used in the Agreement, the following terms have the meanings assigned to them in this Appendix A:

“Accounting Principles” means the accounting principles, policies and procedures of the Acquired Company which are in conformity with GAAP, consistently applied in the Acquired Company’s audited Financial Statements (other than as required by changes in GAAP since the date of issuance of such Financial Statements), except, with respect to the returns reserve, for which the Acquired Company only applies that portion of the reserve which it reasonably believes will be returned within 12 months.

“Acquired Company” has the meaning set forth in the Preamble to this Agreement.

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this Agreement, “control” of a Person means the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or other ownership interests, by contract or otherwise, including, with respect to a corporation, partnership or limited liability company, the direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Applicable Survival Period” has the meaning set forth in the Section 9.1(c).

“Arbiter” has the meaning set forth in Section 2.5(b).

“Base Purchase Price” has the meaning set forth in Section 2.1.

“Balance Sheet Date” has the meaning set forth in Section 4.5.

“Benefit Plan” means any (i) “employee benefit plan” as defined in ERISA Section 3(3), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits).

“Business Day” means any day, other than Saturday, Sunday or any other day on which banks located in the State of New Jersey are authorized or required to close.

“Buyer” has the meaning set forth in the Preamble to this Agreement.

“Buyer Fundamental Representations” means, collectively, the representations and warranties contained in Section 5.1 (Organization and Existence), Section 5.2 (Authority and Enforceability), Section 5.5 (Financing), Section 5.6 (Investment Purpose), Section 5.7 (Independent Investigation) and Section 5.8 (Brokers).

“Buyer Indemnitees” has the meaning set forth in Section 9.2(a).

“Cap” has the meaning set forth in Section 9.2(c).

“Cash” means, as of the applicable date of determination, an amount equal to all cash, cash equivalents and cash deposits of the Acquired Company (net of outstanding checks, outgoing wire transfers and restricted cash), each as calculated in accordance with GAAP.

“Closing” has the meaning set forth in Section 2.2.

“Closing Balance Sheet” has the meaning set forth in Section 2.5(b).

“Closing Cash Amount” means, as of the open of business on the Closing Date, the aggregate amount of Cash of the Acquired Company.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Payment” means an amount equal to the Base Purchase Price.

“Closing Working Capital” “ means: (a) the Current Assets of the Acquired Company, less (b) the Current Liabilities of the Acquired Company, determined as of the open of business on the Closing Date.

“Closing Working Capital Statement” has the meaning set forth in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Company Benefit Plans” has the meaning set forth in Section 4.16(a).

“Company Intellectual Property” means all Intellectual Property that is owned by the Acquired Company.

“Company Permits” has the meaning set forth in Section 4.8(b).

“Confidentiality Agreement” has the meaning set forth in Section 10.5.

“Consulting Agreements” has the meaning set forth in Section 7.1(g).

“Contract” means any contract, lease, license, indenture, note, bond, loan, license, sublicense, subcontract, instrument, undertaking or other agreement, arrangement or commitment that is legally binding.

“Covered Losses” mean a Loss or Losses that (i) are validly made within the Applicable Survival Period, and (ii) other than with respect to Third Party Claims, are not punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

“Current Assets” means accounts receivable, inventory, deposits and prepaid expenses, but excluding (a) deferred Tax assets and (b) receivables from any of the Acquired Company’s Affiliates, other than the Buyer, directors, managers, employees, officers or members and any of their respective Affiliates, determined in accordance with the Accounting Principles.

“Current Liabilities” means accounts payable, accrued Taxes, the current portion of the returns reserve and other accrued expenses, but excluding payables to any of the Company’s Affiliates, other than the Buyer, directors, employees, officers or members and any of their respective Affiliates and the current portion of long term debt, determined in accordance with the Accounting Principles. “Current Liabilities” shall not include any accrued expenses associated with or other payments to be made pursuant to the Consulting Agreements or the termination thereof or payments to be made in respect of the Class B Units of the Acquired Company.

“Data Room” means the electronic documentation site established by Merrill Corporation on behalf of the Sellers and made available to the Buyer through the Closing Date.

“Deductible” has the meaning set forth in Section 9.2(c).

“Disclosure Schedule” has the meaning set forth in the lead in to ARTICLE III.

“Drug Registrations” means authorizations, applications, approvals, clearances, licenses, permits, certificates or exemptions issued or recognized by any Governmental Entity (including Abbreviated New Drug Applications; New Drug Applications; Investigational New Drug Applications; manufacturer, distributor or wholesale licenses or permits; controlled substances registrations; establishment registrations and product listings) held by the Acquired Company prior to the Closing, that are required for the research, development, testing, manufacture, distribution, marketing, storage, transportation, use or sale of the Acquired Company’ products.

“Drug Regulatory Law” means: (i) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq. (the “FDCA”); (ii) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; (iii) the Controlled Substances Import and Export Act, 21 U.S.C. § 951, et. seq.,; (iii) the Federal False Claims Act (31 U.S.C. § 3729 et seq.); (iv) the Federal healthcare program anti-kickback statute (42 U.S.C. § 1320a-7b); (v) the healthcare fraud, false statement and health information privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulation; (vi) the Federal healthcare program civil money penalty and exclusion authorities, the applicable requirements of Medicare, Medicaid and other Governmental Body healthcare programs, including the Veterans Health Administration and U.S. Department of Defense healthcare and contracting programs; (vii) the implementing regulations of each such foregoing Law, including those codified at Title 21, Code of Federal Regulations; (viii) any analogous applicable Laws of Canada, including Health Canada, or any other jurisdiction; (ix) all terms and conditions of any pending or approved Drug Registration; (x) any state board of pharmacy Law; (xi) any Laws pertaining to the possession, distribution, or use of controlled substances; and (xii) any other applicable Laws of any jurisdiction governing the research, development, testing, manufacturing, production, preparation, propagation, compounding, conversion, processing, handling, packaging, labeling, storage, advertising, promotion, pricing, marketing, possession, use, sale and/or distribution of products or services of the Acquired Company or any affiliated third parties.

“Environmental Law” means any applicable Law in effect as of the date hereof relating to the protection and/or regulation of the environment.

“Environmental Permit” means any permits, licenses, approvals, consents or authorizations issued by any Governmental Entity required under any applicable Environmental Law.

“Equity Interest” has the meaning set forth in the definition of Equity Securities.

“Equity Securities” means (i) partnership, membership or other equity interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (an “Equity Interest”), (ii) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Equity Interest, (iii) restricted shares, restricted equity units, performance units, contingent value rights, equity appreciation rights, phantom equity, equity participation or other similar rights or securities and (iv) securities convertible into or exercisable or exchangeable for any Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with or under “common control” with the Acquired Company, as defined in Section 414(b) or (c) of the Code.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.5(a).

“Estimated Closing Cash Amount” means an amount of Cash equal to $3,977,000.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.5(a).

“Estimated Closing Working Capital Excess” has the meaning set forth in Section 2.5(a).

“Estimated Closing Working Capital Shortfall” has the meaning set forth in Section 2.5(a).

“FDA” has the meaning set forth in Section 4.15(b).

“FDCA” has the meaning set forth in the definition of Drug Regulatory Law.

“Filing” means a registration, declaration or filing with a Governmental Entity.

“Financial Statements” has the meaning set forth in Section 4.5.

“Financing” has the meaning set forth in Section 5.5.

“Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties under this Agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Entity” means any court, tribunal, arbitrator, authority, agency, commission, legislative body, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, in the United States or in a foreign jurisdiction.

“Hazardous Substances” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes which are regulated as hazardous or toxic under applicable Environmental Law.

“Income Tax” means any federal, state, local, or non-U.S. Tax measured by or imposed on net income.

“Indebtedness” means all liabilities (including all liabilities in respect of principal, accrued interest, prepayment and other penalties, breakage costs, fees, expenses and premiums, including arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, a change of control (including the Transactions) relating to any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities; (d) any obligations in respect of interest rate, currency or commodity swaps, collars, caps and other hedging agreements, and (e) any guaranty of any of the foregoing, each as calculated in accordance with GAAP.

“Indemnitee” means any Person that is seeking indemnification pursuant to the provisions of this Agreement.

“Indemnitor” means any party to this Agreement from which a Person is seeking indemnification pursuant to the provisions of this Agreement.

“Intellectual Property” means all (i) patents and patent applications, including divisions, continuations, continuations-in-part, renewals, renewal applications, extensions, reexaminations and reissues; (ii) trademarks, service marks and trademark and service mark applications and registrations, trade dress, logos, trade names, certification marks, collective marks, d/b/a’s, domain names and other indicia of origin, and all goodwill associated with and symbolized by any of the foregoing; (iii) published and unpublished works of authorship, whether copyrightable or not, copyrights, together with all applications, registrations and renewals therefor, and all derivative works, moral rights, renewals, extensions, restorations and reversions thereof; (iv) trade secrets, know-how and confidential information, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (v) computer software (including source code, object code, firmware, operating systems and specifications); (vi) internet domain names, databases and data collections; (vii) other intellectual property, and (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Interests” has the meaning set forth in the Recitals to this Agreement.

“Interim Period” means the period beginning on the date hereof and ending on the earlier of (a) the Closing and (b) the termination of this Agreement.

“Knowledge” means, (a) for the Sellers, the knowledge after reasonable investigation of Michael Turnamian or Joseph Todisco; and (b) in the case of the Buyer, the knowledge after reasonable inquiry and investigation of Sheldon Hirt or Beth Kaufman.

“Law” means, with respect to any Person as of any date, any statute, law (including common law), code, treaty, ordinance, rule, regulation or policy of any Governmental Entity applicable to such Person as of such date.

“Legal Proceeding” means any legal proceeding (whether at law or in equity and including any civil, criminal or administrative proceeding), action, suit litigation, claim or counterclaim, citation, complaint, inquiry, audit, examination investigation or arbitration by or before (or that would be before) a Governmental Entity.

“Lien” means with respect to any property or asset, any lien, mortgage, pledge, license, charge, security interest or other encumbrance or restriction of any kind in respect of such property or asset.

“Losses” has the meaning set forth in Section 9.2(a).

“Material Adverse Effect” means any change, effect, development, event or circumstance that, individually or together with any one or more effects, events, changes, occurrences, circumstances, states of fact or developments, (i) has had or would be reasonably expected to have a material and adverse effect on the business, assets, liabilities, properties, financial condition, results of operations of the Acquired Company or (ii) would or would reasonably be expected to prevents or materially delay the ability of the Sellers or the Acquired Company to consummate the Transactions; provided, however, that any changes or events to the extent resulting from the following items shall not be considered when determining whether a Material Adverse Effect has occurred pursuant to clause (i) above: (a) changes in economic, political, financial or capital market conditions generally, (b) any acts of war (declared or undeclared), hostilities, sabotage, terrorist activities, any escalation of the foregoing, or changes imposed by a Governmental Entity associated with additional security, (c) effects of weather, meteorological events or other acts of God, (d) any change of Law, including interpretation of Law by a Governmental Entity, or accounting standards after the date hereof, (e) any change in the industry in which the Acquired Company’ business operates or in which Products are used, sold or distributed, including increases in operating costs, (f) the announcement, in and of itself, of this Agreement or the Transactions or the fact that the prospective owner of the Acquired Company is the Buyer, (g) any actions taken by, or at the written request of, the Buyer (including any breach by the Buyer of this Agreement), (h) any actions required to be taken or omitted pursuant to this Agreement or taken with the Buyer’s consent, or not taken because Buyer unreasonably withheld, conditioned or delayed its consent, (i) any failure by the Acquired Company to meet projections or forecasts or revenue or earnings predictions for any period, (j) any action of any competitor of the Acquired Company, including, but not limited to, the introduction, launch or sale of a competing product, and (k) any loss of any employees of the Acquired Company, except with respect to clauses (a), (b), (c), (d) or (e) above, if any such change, effect, development, event or circumstance disproportionately affects the Acquired Company relative to other participants in the industries in which the Acquired Company participates.

“Material Contracts” has the meaning set forth in Section 4.9(b).

“Notice of Claim” has the meaning set forth in Section 9.4(a).

“Objection Statement” has the meaning set forth in Section 2.5(b).

“Order” means any award, injunction, judgment, order, writ, decree, ruling, assessment, stipulation, settlement, subpoena, decision, verdict, determination or arbitration or other award entered, issued, made, or rendered by or with any Governmental Entity, mediator or arbitrator.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation or organization, bylaws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement or such other organizational documents of such Person.

“Outside Date” has the meaning set forth in Section 8.1(a).

“Parties” means the Sellers, the Sellers’ Representative and the Buyer collectively.

“Permit” means a consent, approval, license, permit, certificate, authorization, qualification, or extension of applicable waiting period from any Governmental Entity or under any Law, including, but not limited to, Drug Registrations.

“Permitted Lien” means (a) any Lien for Taxes that are not yet due or delinquent, (b) any landlords’, mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Lien arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that is being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the balance sheet in the Financial Statements), (c) such customary permitted imperfections or irregularities of title and other Liens that do not secure Indebtedness and would not, individually or in the aggregate, be reasonably expected to materially detract from the value of, or materially interfere with the use of, the affected property, and (d) zoning, planning, building and other similar limitations, restrictions and rights of any Governmental Entity to regulate property.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization or Governmental Entity.

“Policies” has the meaning set forth in Section 4.12.

“Pre-Closing Taxable Period” means any taxable period ending on or before the Closing Date (or, for Straddle Periods, portions thereof determined under the allocation methodology specified in the subsequent sentence, ending on or before the Closing Date). For all purposes of this Agreement, in the case of any Taxes for any Straddle Period, the portion of such Taxes attributable to a Pre-Closing Taxable Period shall (i) with respect to any Taxes that are imposed on a periodic basis and are not based upon or related to income, receipts or production, be deemed to be the amount of Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) with respect to Straddle Period Taxes not described in the preceding clause (i), be determined based on an interim closing of the books as of the end of the Closing Date.

“Products” means, collectively, any and all pharmaceutical and other products and services of the Acquired Company with respect to which the Acquired Company has engaged in Product Activities for itself or on behalf of other Persons.

“Purchase Price” has the meaning set forth in Section 2.1.

“Real Property” has the meaning set forth in Section 4.10(b).

“Real Property Leases” has the meaning set forth in Section 4.10(b).

“Related Agreements” means the Seller Note, the Restated Operating Agreement, and the other agreements, documents and instruments entered into in connection with the Transactions.

“Related Party” means any respective former, current and future direct or indirect equityholder, controlling person, shareholder, director, officer, employee, agent, Affiliate, member, manager, general or limited partner or assignee of a Person.

“Representatives” means the officers, directors, managers, employees, counsel, accountants, agents, financial advisers and consultants of a Person.

“Restated Operating Agreement” means the Third Amended and Restated Operating Agreement of the Acquired Company in the form attached hereto as Exhibit B.

“Securities Act” has the meaning set forth in Section 5.6.

“Seller” or “Sellers” has the meaning set forth in the Preamble.

“Seller Combined Return” has the meaning set forth in Section 6.7(a).

“Sellers Fundamental Representations” means, collectively, the representations and warranties contained in Section 3.1 (Authority and Enforceability), Section 3.3 (Title to Interests), Section 3.5 (Brokers), Section 4.1 (Organization and Existence), Section 4.2 (Capitalization), Section 4.3 (Subsidiaries), and Section 4.18 (Brokers).

“Seller Indemnitees” has the meaning set forth in Section 9.3(a).

“Seller Transaction Costs” means all fees, costs and expenses of the Sellers and the Acquired Company (other than fees, costs and expenses incurred on behalf of the Buyer or any Affiliate thereof) in each case, incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions, the auction process involving the potential sale of the Acquired Company to a third party or any other sales process conducted or pursued by the Sellers, the Acquired Company or their Affiliates, whether payable prior to, at or after the Closing Date, including (A) the fees, costs and expenses of counsel to the Acquired Company, and (B) the fees, costs and expenses of investment bankers and any other agents, advisors, consultants and experts engaged by the Acquired Company, and Sellers’ portion of all Transfer Taxes in accordance with Section 6.6.

“Sellers’ Representative” has the meaning set forth in Section 10.3.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person or otherwise control or direct the business or operations of such Person.

“Target Working Capital” has the meaning set forth in Section 2.5(a).

“Tax” or “Taxes” means (i) any United States local, state or federal or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, real property, severance, excise, unclaimed property or escheat and other taxes imposed by a Taxing Authority, including any interest, penalty or addition thereto, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Acquired Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) liability of the Acquired Company for the payment of any amount as a result of being party to any Tax sharing agreement.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Claim” means (a) any written claim with respect to Taxes made by any Taxing Authority or other Person that, if pursued successfully, could serve as the basis for a claim for indemnification of the Buyer and the Sellers under this Agreement, or (b) a rejection by a Taxing Authority of a claim for a Tax refund with respect to any taxable period ending on or before the Closing Date of, or relating to, any Acquired Company or a Subsidiary thereof.

“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Third Party Claim” has the meaning set forth in Section 9.4(a).

“Third Party Defense” has the meaning set forth in Section 9.4(b).

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means all transfer, sales, use, real property transfer, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges.

Schedule A-1

Pre-Closing Total Interests

Name	Unit Designation	Pro-Rata Share	Units Issued
CLASS A MEMBERS:
PELICAN GL INVESTOR, LLC	Class A Units	47.530%	47,530,000 Class A
PGL, LLC	Class A Units	23.765%	23,765,000 Class A
FGL, LLC	Class A Units	23.765%	23,765,000 Class A
GLI One, LLC	Class A Units	1.470%	1,470,000 Class A
GLI Two, LLC	Class A Units	0.735%	735,000 Class A
GLI Three, LLC	Class A Units	0.735%	735,000 Class A
GL CLASS B MEMBER, LLC	Class A Units	2.000%	2,000,000 Class A

Schedule A-2

Interests Sold at Closing

Name	Unit Designation	Units Issued
CLASS A MEMBERS:
PELICAN GL INVESTOR, LLC	Class A Units	46,579,400.000
PGL, LLC	Class A Units	23,289,700.000
FGL, LLC	Class A Units	23,289,700.000
GLI One, LLC	Class A Units	1,440,600.000
GLI Two, LLC	Class A Units	720,300.000
GLI Three, LLC	Class A Units	720,300.000
GL CLASS B MEMBER, LLC	Class A Units	1,960,000.000

Schedule A-3

Post-Closing Total Ownership

Name	Unit Designation	Units Issued
CLASS A MEMBERS:
Amneal Pharmaceuticals LLC	Class A Units	98,000,000
PELICAN GL INVESTOR, LLC	Class A Units	950,600
PGL, LLC	Class A Units	475,300
FGL, LLC	Class A Units	475,300
GLI One, LLC	Class A Units	29,400
GLI Two, LLC	Class A Units	14,700
GLI Three, LLC	Class A Units	14,700
GL CLASS B MEMBER, LLC	Class A Units	40,000

Schedule B

Pro-Rata Share

Seller	Principal Amount of Notes	Pro-Rata Share
PELICAN GL INVESTOR, LLC	$36,693,160.00	47.530%
PGL, LLC	$18,346,580.00	23.765%
FGL, LLC	$18,346,580.00	23.765%
GLI One, LLC	$1,134,840.00	1.470%
GLI Two, LLC	$567,420.00	0.74%
GLI Three, LLC	$567,420.00	0.74%
GL CLASS B MEMBER, LLC	$1,544,000.00	2.00%